UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-42819

ELEVRA LITHIUM LIMITED
(Translation of registrant’s name into English)

Level 3,
10 Eagle Street
Brisbane, Queensland 4000
Australia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

ASX ANNOUNCEMENT
2 November 2026
2026 Annual General Meeting – Venue Change of Name

North American lithium producer Elevra Lithium Limited (“Elevra” or “Company”) (ASX:ELV; NASDAQ:ELVR) advises that the name of the venue for its 2026 Annual General Meeting has changed.
On 16 October 20261, the Company announced that its 2026 Annual General Meeting would be held:
•	on Thursday, 19 November 2026 at 10:30am (AEST / Brisbane time) / 11:30am (AEDT / Sydney time);

•	in person at the Capri by Fraser, 80 Albert Street, Brisbane Queensland and virtually via the online platform: https://meetnow.global/M6SKAPD

With effect from 1 November 2026, the Capri by Fraser will be sold and will change its name to Novotel Brisbane City Centre.

As such, while the name of the venue will change, the meeting will still be held in person at 80 Albert Street, Brisbane Queensland.

Apart from the change of the name of the venue, the Notice of Annual General Meeting released to ASX on 16 October 2026 is unchanged.

All resolutions and explanatory material stay the same. Proxy Forms already lodged remain valid, and shareholders who have already voted do not need to take any further action. The deadline for lodging proxies is unchanged and the details of the online meeting platform remain the same.

Announcement authorised for release by Elevra’s Managing Director and Chief Executive Ofﬁcer.
About Elevra Lithium

Elevra Lithium Limited is a North American lithium producer (ASX:ELV; NASDAQ:ELVR) with projects in Québec, Canada, United States, and a joint venture in Western Australia.

Elevra’s assets comprise North American Lithium (100%), a 60% stake in the Moblan Lithium Project in Central Québec and the Carolina Lithium Project (100%) in the United States.

For more information, please visit us at www.elevra.com or contact:

Andrew Barber

Investor Relations

PH: +617 3369 7058

1 See ASX announcement dated 16 October 2026, “2026 Notice of Annual General Meeting & Proxy Form”

ELEVRA LITHIUM • Level 3, 10 Eagle Street • Brisbane QLD 4000 • Australia
+61 7 3369 7058 • info@elevra.com • ASX:ELV | NASDAQ:ELVR • ABN 26 091 951 978	elevra.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELEVRA LITHIUM LIMITED

Date: November 3, 2026	By:	/s/ Dylan Roberts
Name: Dylan Roberts
Title: Company Secretary and General Counsel